Exhibit (a)(5)(G)

EFiled: Nov 10 2010 11:18AM EST Transaction ID 34279498 Case No. 5971-
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

SUAN INVESTMENTS, INC.,

Plaintiff,

vs.	CIVIL ACTION NO.

RUEDIGER NAUMANN-ETIENNE, DAVID L. MARVER, W. ROBERT BERG, TIMOTHY C. MICKELSON, RONALD A. ANDREWS, CARDIAC SCIENCE CORPORATION, OPTO CIRCUITS (INDIA) LTD. AND JOLT ACQUISITION COMPANY,

Defendants.
VERIFIED CLASS ACTION COMPLAINT
     Plaintiff alleges on information and belief, except as to the allegations pertaining to itself, which are alleged on knowledge, as follows:
     1. This is a stockholder class action brought on behalf of the public stockholders of Cardiac Science Corporation (“Cardiac Science” or the “Company”) against the Company’s directors for breaches of fiduciary duty arising out of their decision to sell the Company to defendant OPTO Circuits (India) Ltd. (“OCI”) and its wholly-owned subsidiary Jolt Acquisition Company (“Jolt” or “Merger Sub”) for an inadequate and unfair price produced by an unfair process (the “Proposed Merger”), pursuant to an Agreement and Plan of Merger between Cardiac Science and OCI dated as of October 19, 2010 (the “Merger Agreement”).
     2. Plaintiff alleges that the sale of Cardiac Science to OCI contemplated by the Merger Agreement is unfair and inequitable to the Cardiac Science public stockholders and constitutes a breach of the fiduciary duties of the director defendants in a sale of Cardiac Science.
     3. The Merger Agreement contemplates, among other things, a tender offer (the “Tender Offer”) by OCI for all Cardiac Science shares at $2.30 per share conditioned, among other matters, on (i) the valid tender of shares representing the greater of (a) at least a majority of the fully diluted shares (which assumes conversion or exercise of all outstanding options to acquire shares, or any other rights, options or warrants to acquire shares) or (b) at least 60% of the outstanding shares; (ii) absence of laws or court orders prohibiting or enjoining the consummation of the Offer; and (iii) the expiration of waiting periods under applicable antitrust laws. Defendants also gave OCI the irrevocable right to buy additional new Cardiac Science shares at $2.30 per share to give OCI 90% ownership (the “Top-Up Option”) in order to effect a short-form merger at $2.30 per share by virtue of the tendered shares plus the newly issued shares.
     4. The Tender Offer commenced on November 1, 2010, and is scheduled to expire on November 30, 2010.
     5. The Merger Agreement has been adopted by the boards of directors of both OCI and the Company. The Company’s Board of Directors has unanimously recommended that stockholders of the Company accept the Tender Offer, tender their shares to Merger Sub pursuant to the Offer and, if required by the Delaware General Corporate Law, vote to approve the Merger Agreement.
     6. The $2.30 price per share was achieved through a poorly-motivated and flawed sale process during which the Cardiac Science Board made a minimal attempt to generate interest from buyers and/or otherwise maximize the value of a sale for Cardiac Science’s shareholders.
     7. The recent historical averages for Cardiac Science’s stock price demonstrate that the consideration being offered by OCI is unfair and inadequate. The $2.30 per share price represents an inadequate premium to the trading price of the Company’s common stock (which a year ago traded at more than $4.00 per share and in the fall 2008 traded above $10.00 per share).
     8. The consideration to be paid to the public shareholders is unfair and inadequate because, among other things: (a) the intrinsic value of the stock of Cardiac Science is materially in excess of $2.30 per share, giving due consideration to its prospects for growth and profitability in light of its business, earnings and earnings power, present and future; and (b) the $2.30 per share price offers an inadequate premium to the public stockholders of Cardiac Science.
     9. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Merger with deal protection devices designed to deter other bidders from making a successful competing offer for the Company. Specifically, defendants agreed to: (i) a no-solicitation provision that prevents other buyers from having access to the Company’s confidential information which information is necessary to formulate a bid, except under limited circumstances; (ii) a matching rights provision that allows OCI five (5) business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay OCI a termination fee of $1.3 million plus $300,000 in reimbursement of expenses. These provisions limit the

Board of Director’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of Cardiac Science.
     10. On November 1, 2010, OCI filed a Tender Offer Statement and Cardiac Science filed a Schedule 14D-9 (the “14D-9”) with the Securities and Exchange Commission (“SEC”) in connection with the Proposed Merger pursuant to which, inter alia, the Cardiac Science Board of Directors recommended the Tender Offer, the Merger and the Merger Agreement, and the fairness of the consideration to be received in the Merger. In connection with the 14D-9, the individual defendants have breached their duty of candor by failing to disclose material information in the 14D-9 necessary to enable shareholders to determine whether to tender their shares in the Offer.
PARTIES
     11. Plaintiff is and has been at all relevant times a shareholder of Cardiac Science.
     12. Cardiac Science is a Delaware corporation with its principal place of business located 3303 Monte Villa Parkway, Bothell, Washington 98021. Cardiac Science develops, manufactures, and markets diagnostic and therapeutic cardiology devices and systems in North America, Europe, and Asia. Its cardiac monitoring products primarily include resting ECG systems that allow physicians to record and analyze patient ECG waveforms. It was formerly known as Kinark Corporation and changed its name to Cardiac Science Corporation in July 2003. The Company also offers cardiac monitoring related products and supplies comprising lead wires and electrodes, and thermal chart paper, as well as an array of complementary products, such as temperature and blood pressure monitors, spirometers, and pulse oximeters. In addition, it provides defibrillation products consisting of public access automated external defibrillators (“AEDs”) that are deployed in various settings; professional AEDs for use by hospital personnel, medical professionals, and emergency medical technicians; traditional defibrillators that are positioned in hospitals at various locations; and defibrillation supplies and accessories, including replacement electrodes and batteries, training devices, wall cabinets, and carrying cases. Further, the Company offers training, maintenance, and support services. Cardiac Science sells its products through its sales force, independent distributors, direct sales representatives, and third party distributors under the Burdick, Quinton, and Powerheart brand names. The Company was founded in 1953.
     13. Defendant Ruediger Naumann-Etienne (“Naumann-Etienne”) is and has been the Chairman of the Board of Cardiac Science since November 2006. He has served as a director of the Company since September 2005.
     14. Defendant David L. Marver (“Marver”) is and has been at all relevant times President, Chief Executive Officer, and as Director of Cardiac Science. He was appointed as President of the Company and Chief Executive Officer in March 2009. He has served as a director of the Company since 2009.
     15. Defendant W. Robert Berg (“Berg”) is and has been a Director of Cardiac Science since 2005.
     16. Defendant Timothy C. Mickelson (“Mickelson”) is and has been a director of Cardiac Science since 2006.
     17. Defendant Ronald A. Andrews (“Andrews”) is and has been a director of Cardiac Science since 2009.

     18. Defendant OCI is a BSE/NSE listed company headquartered in Bangalore, India. OCI’s range of products includes, Pulse Oximeters, Pulse Oximeter Sensors, Fluid warmers, Cholesterol monitors and, recently, Stents.
     19. Defendant Jolt Acquisition Company, (“Jolt” or “Merger Sub”), a Delaware corporation, is a wholly-owned subsidiary of OCI created for the sole purpose of making a tender offer for the outstanding shares of common stock of Cardiac Science and completing the Merger.
     20. Defendants OCI and Jolt are collectively referred to herein as “OCI” and are named herein as aiders and abettors to the individual defendants’ breaches of fiduciary duty.
CLASS ALLEGATIONS
     21. Plaintiff brings this action individually and as a class action, pursuant to the Rules of this Court, on behalf of all stockholders of Cardiac Science, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who are threatened with injury arising from defendants’ actions as is described more fully below (the “Class”).
     22. This action is properly maintainable as a class action because:
          (a) The Class is so numerous that joinder of all members is impracticable. There are more than 23.8 million shares of Cardiac Science common stock outstanding held by hundreds, if not thousands, of shareholders geographically dispersed across the country;
          (b) There are questions of law and fact which are common to the Class including, inter alia, the following:

          (i) whether the individual defendants have breached and are continuing to breach their fiduciary duties of undivided loyalty and due care in connection with the Proposed Merger; and
          (ii) whether plaintiff and the other members of the Class would suffer irreparable injury were the transaction complained of herein consummated;
          (c) Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;
          (d) Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class;
          (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class;
          (f) Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
SUBSTANTIVE ALLEGATIONS
     Background
     23. On July 29, 2010, the Company reported results for the second quarter and stated that the Company anticipates improving revenues continuing into 2011, decreasing operating expenses as a result of the completion of new product launches and other initiatives and improving cash flows. Specifically, the release stated the following:

Revenue for the second quarter of 2010 was $36.1 million, approximately equal to second quarter 2009 revenue. The Company’s net loss of $18.5 million included a charge of $11.0 million associated with the Company’s previously announced plan to replace AEDs used by certain first responders and medical providers. Excluding this charge, the Company’s pro forma net loss for the second quarter was $7.5 million.
“We have resolved major uncertainties surrounding our business and are pleased to return focus to our growth initiatives,” said Dave Marver, president and chief executive officer. “This month brought two major new product introductions in Cardiac Monitoring (CareCenter MD and the Quinton 9500 Series) and an exciting new partnership with Best Buy. Additional announcements are expected in the next several weeks as we build momentum toward improved financial results.”
Second Quarter Financial Results
Second quarter revenue of $36.1 million consisted of $12.6 million in cardiac monitoring products revenue, $19.1 million in defibrillation products revenue and $4.4 million in service revenue. Defibrillation products revenue was up 13% compared to the prior year second quarter and was up 20% over the first quarter of 2010. Second quarter 2010 cardiac monitoring products revenue was down 15% compared to the exceptionally strong prior year second quarter, but was down only slightly compared to the first quarter of 2010. Service revenue for the second quarter of 2010 was essentially flat compared to the same quarter last year and was up slightly from the first quarter of 2010.
Gross margin was 16.3% for the second quarter of 2010, including the effect of the $11.0 million charge relating to the updated AED recall plan. Excluding this charge, pro forma gross margin was 46.7%, down compared to 48.6% for the second quarter of 2009. The decrease in pro forma gross margin compared to the prior year was primarily due to changes in product mix, cost increases in certain product components, and inefficiencies in the factory due to the Company’s recent recall activities.
Operating expenses for the quarter were $24.2 million, compared to $21.2 million for the second quarter of 2009. Operating expenses for the second quarter of 2010 reflected increased spending in research and development, sales, and marketing in anticipation of upcoming planned new product releases, along with increased general and administrative expenses related to information technology, regulatory affairs and quality assurance functions.
The Company reported a net loss of $18.5 million, or $0.78 loss per share in the second quarter of 2010, inclusive of the $11.0 million charge related to the updated recall plan. Excluding this charge, the Company’s pro forma net loss would have been $7.5 million. EBITDA was negative $16.8 million for the quarter and Adjusted EBITDA, which excludes stock-based compensation expense and the recall charge, was negative $5.2 million. The Company’s pro forma net loss and Adjusted EBITDA loss were higher than previously announced guidance for the quarter due to lower than expected gross profit and slightly higher than expected operating costs, principally related to non-recurring legal and other professional fees associated with financing and related activities.
The Company reported net cash used in operations of $9.3 million for the second quarter of 2010, including $3.1 million used in activities relating to the Company’s ongoing AED corrective actions. The Company had $10.9 million in cash and cash equivalents as of June 30, 2010.
Outlook
The Company expects revenue for the third quarter of 2010 to be in a range between $36.0 and $39.0 million, with some growth over the second quarter, attributable mostly to the recently announced and additional planned new product releases. Net loss for the third quarter is expected to be in a range between $5.5 and $6.5 million, with Adjusted EBITDA in a range between negative $3.5 and negative $4.5 million. The improvements in net loss and Adjusted EBITDA over the second quarter are expected to result from higher revenue and gross profit, combined with reduced operating expense.
The Company expects revenue for 2010 to be in a range between $145 and $150 million. This revenue range includes expected growth in cardiac monitoring revenue in the second half of the year, driven by new product releases and expected improvement in AED sales as a result of the resolution of the recall issues.
With improving revenue in the second half of 2010 continuing into 2011, and with operating expenses expected to decrease as a result of the completion of the new product launches and other initiatives, the Company expects operating losses to decrease and cash flow to improve in future periods.

“We preliminarily expect revenue growth in excess of 10% for 2011,” said Mike Matysik, senior vice president and chief financial officer. “In addition, with reducing operating costs, we expect to cross back over to profitability before the end of 2011 and we expect to generate positive EBITDA for the full year 2011. With our increased line of credit in place, in combination with our existing cash, we expect to be able to fund both operations and our liabilities under the recalls and we expect to ultimately repay any borrowings under our line of credit with cash generated from operations.”
     The Proposed Transaction
     24. On October 19, 2010, the Company and OCI jointly announced that they had entered into a definitive agreement for the Proposed Merger whereunder OCI will acquire the outstanding shares of Cardiac Science for $2.30 per share in an all-cash tender offer followed by a second-step merger. The press release stated in pertinent part:
BOTHELL, Wash. and BANGALORE, KARNATAKA, India, Oct. 19 /PRNewswire-FirstCall/ — Cardiac Science Corporation (Nasdaq:CSCX — News) and Opto Circuits (India) Limited [BSE Code: 532391; NSE: OPTOCIRCUI] today announced they have entered into a definitive merger agreement under which Opto Circuits has agreed to acquire all of the outstanding shares of Cardiac Science common stock for $2.30 USD per share. The $2.30 price represents a 10% premium to the closing price of Cardiac Science common stock of $2.10 on October 18, 2010, a 28% premium to the average closing price for the 30 day period ended October 18, 2010 and a 30% premium to the average closing price for the 100 day period ended October 18, 2010.
“We believe this transaction provides excellent value to our shareholders and expanded opportunity for our customers, employees, and partners,” said Dave Marver, Cardiac Science president and chief executive officer. “Our business will benefit greatly from Opto Circuits’ financial resources, operational capabilities, and global scale.”
“We are delighted to expand our presence in noninvasive diagnostic monitoring through this acquisition and are excited to enter the high-growth automated external defibrillation market,” said Vinod Ramnani, Opto Circuits chairman and managing director. “Cardiac Science has a strong reputation for innovative, high-quality products and services. This transaction is expected to open many new global markets for Cardiac Science’s products and will greatly enhance Opto Circuits’ product offering and presence in the United States.”
Piper Jaffray acted as financial advisor to Cardiac Science and delivered a fairness opinion to Cardiac Science’s board of directors. Perkins Coie LLP served as outside legal counsel to Cardiac Science, while Quarles & Brady LLP served as outside legal counsel to Opto Circuits.
     25. The $2.30 per share price agreed to by the director defendants does not represent fair value for the Company, in that it does not reflect the long-term value of the Company and its future financial prospects.
THE PRECLUSIVE DEAL PROTECTION DEVICES
     26. In addition to agreeing to a sale of the Company at an unfair price, the Individual Defendants agreed to onerous deal protection devices in breach of their fiduciary duties to Cardiac Science shareholders to discourage superior offers from being made for the Company.
     27. Specifically, defendants agreed to: (i) a no-solicitation provision that prevents other buyers from having access to the Company’s confidential information which information is necessary to formulate a bid, except under limited circumstances; (ii) a matching rights provision that allows OCI five (5) business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay OCI a termination fee of $1.3 million plus $300,000 in reimbursement of expenses. These provisions limit the Board’s ability to act with respect to investigating and pursuing proposals and alternatives superior to the Proposed Merger.

     28. The terms of the Merger Agreement considerably restrain the Company’s ability to solicit or engage in negotiations with any third party regarding an acquisition proposal to the Company. The circumstances under which Cardiac Science’s Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are restrictive and fail to provide an effective fiduciary-out under the circumstances of this case.
     29. Thus, even if the Board were to receive a bid that appeared to be better than OCI’s offer, these provisions unreasonably constrain the Board’s exercise of fiduciary responsibility to take measures to secure the best available transaction. Such provisions preclude the individual defendants from exercising their fiduciary duties to “shop” the Company or engage in a market check.
     30. Pursuant to the Merger Agreement, Cardiac Science granted OCI the Top-Up Option in order to allow OCI to effect a short-form merger pursuant to 8 Del. C. 253. The purchase price for the Top-Up Option Shares may be paid by OCI or Merger Sub, at their election, either (i) entirely in cash or (ii) by (a) paying in cash an amount equal to not less than the aggregate par value of the Top-Up Option shares and (b) executing and delivering to the Company a promissory note having a principal amount equal to the balance of such purchase price, less the amount paid in cash pursuant to the preceding clause (a), or (c) any combination of the foregoing.
     31. The Top-Up Option provides a contractual right to OCI to attain the status of a 90% stockholder and thereby avoid the voting requirements of Section 251 of the

DGCL and the fairness standards applicable to controlling stockholders in transactions with the minority.
THE INADEQUATE DISCLOSURES IN
CARDIAC SCIENCE’S SCHEDULE 14D-9
     32. The Schedule 14D-9 fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares in the Proposed Merger.
     33. For example, the Schedule 14D-9 fails to disclose material information concerning the process, events and analyses leading up to the Proposed Transaction, including the failure to disclose alternatives considered by Piper Jaffray & Co. (“Piper Jaffray”) which provided a fairness opinion to Cardiac Science’s Board. By way of example:
i.	The 14D-9 fails to disclose how Piper Jaffray developed a targeted list of additional parties to contact about a potential sale of the entire company or portions of Cardiac Science’s business including, but not limited to, whether (i) such parties were strategic and/or financial buyers; and/or (ii) were specifically identified to acquire the entire company or portions thereof.

ii.	The 14D-9 fails to disclose the timing and/or discussions between OCI and Cardiac Science or its senior management in connection with employment of Cardiac Science senior management following the consummation of the Merger.

iii.	The 14D-9 fails to disclose the quality issues that led to the corrective action and similar quality issues experienced by other AED competitors causing management and board members to carefully consider the longer term risks the Company faced being involved in the AED business, including risks relating to the quality systems and the increased level of regulatory scrutiny focused on the entire industry.

iv.	The 14D-9 fails to disclose whether the various companies the Company had communicated with to acquire the Company or portions thereof were strategic or financial.

v.	The 14D-9 fails to disclose the nature and details of discussions between senior management and Piper Jaffray during November 2009 regarding a possible sale of the AED business, including the potential impact of pending quality and regulatory issues on the ability to successfully divest the AED business and preliminary ideas on potential buyers for that business.

vi.	The 14D-9 fails to disclose the nature and details of the January 29, 2010 Board meeting whereby members of the Board discussed the expressed interest by certain parties in a transaction with Cardiac Science.

vii.	The 14D-9 fails to disclose how senior management arrived at its counter-proposal of a purchase price of $59.2 million in cash and no earnout consideration, with accounts receivable and substantially all liabilities related to the monitoring business to be retained by Cardiac Science in response to “Company B’s” proposal.

viii.	The 14D-9 fails to disclose reasons, if any, provided by the various companies, including Companies A, B, E and F, for lack of continuing interest in the entire Company or portions thereof.

ix.	The 14D-9 fails to disclose Piper Jaffray’s views provided to the board at the July 16, 2010 meeting with regard to certain strategic alternatives, including “going private,” selling the monitoring business and selling the entire company.
     34. The 14D-9 fails to disclose material information concerning the underlying methodologies, key inputs and multiples relied upon and observed by Piper Jaffray, the Company’s financial advisor, so that shareholders can properly assess the reliability of the various analyses performed by Piper Jaffray and relied upon by the Board in recommending the Proposed Merger. In particular, the Schedule 14D-9 is deficient as follows:
i.	The 14D-9 fails to disclose the reasons Piper Jaffray selected: (a) companies with EV between $50 million and $500 million; (b) companies with gross margin of less than 50% for the most recently reported twelve month period for which financial information has been made public; and (c) companies with revenue growth less than 5% in 2010 and less than 10% in 2011 in its Selected Public Companies Analysis.

ii.	The 14D-9 fails to disclose the complete list of multiples observed in its Selected Public Companies Analysis, including the Selected Financial and Business Profile Public Companies and Selected Financial Profile Public Companies.

iii.	The 14D-9 fails to disclose the reasons Piper Jaffray selected: (a) transactions that were announced since January 1, 2001; (b) targets with EBITDA margin of less than 15% for the most recently reported twelve month period for which financial information had been made public prior to the announcement of the applicable transaction (“LTM”); (c) targets with projected revenue growth for the twelve month period immediately following the LTM period (“FTM”) of less than 10%; and (d) targets with EV equal to or less than $250 million in its Selected M&A Transaction Analysis.

iv.	The 14D-9 fails to disclose the information relating to such transactions reviewed by Piper Jaffray in its Selected M&A Transaction Analysis.

v.	The 14D-9 fails to disclose the reasons Piper Jaffray selected the following criteria: (a) M&A transactions between a public company target and an acquirer seeking to purchase more than 85% of shares; (b) transactions announced since January 1, 2005; (c) transactions involving multiple bids, where premiums were calculated using the final bid as compared to the target’s 1-day,

1-week and 4-week stock price at the time of the initial offer; (d) EV greater than $25 million and less than $1 billion; and (e) no negative premiums for 1-day, 1-week, and 4-week premiums in its Premiums Paid Analysis.

vi.	The 14D-9 fails to disclose the transactions and the information relating to such transactions reviewed by Piper Jaffray in its Premiums Paid Analysis.

vii.	The 14D-9 fails to disclose why Piper Jaffray in its Discounted Cash Flow applied (a) discount rates ranging from 20% to 30%; (b) calculated terminal values using EBITDA exit multiples ranging from 6.0x to 8.0x; and (c) a 38% assumed tax rate through 2015.

viii.	The 14D-9 fails to disclose how it defines “minority interest” in the Company’s projections.

ix.	The 14D-9 fails to disclose any prior relationships between Piper Jaffray and the Company and/or current relationships with defendants (other than Cardiac Science), if any.
Piper Jaffray, The Company’s Financial Advisor, Is Conflicted
     35. The Company retained Piper Jaffray as a financial advisor in connection with the Proposed Merger. Piper Jaffray will receive an estimated fee of approximately $1.5 million from Cardiac Science, which is contingent upon the consummation of the Offer. Thus, Piper Jaffray is economically motivated to promote a deal, even if unfair to Cardiac Science’s shareholders. Piper Jaffray also is entitled to receive a fee of $500,000 for providing its fairness opinion and certain retainer fees aggregating to $75,000, all of which will be credited against the fee due upon consummation of the Offer.
DEFENDANTS’ FIDUCIARY DUTIES
     36. By reason of the individual defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with plaintiff and the other public shareholders of Cardiac Science and owe plaintiff and the other members of the Class fiduciary duties of loyalty and due care.
     37. Where the directors of a Delaware corporation undertake a transaction that may result in a change in corporate control, Delaware law imposes the obligation on the directors to take all steps reasonably required to maximize the value that shareholders will receive, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) contractually prohibits them from complying with or carrying out their fiduciary duties;
          (c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or
          (d) otherwise adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

FIRST CAUSE OF ACTION
Claim for Breach of Fiduciary Duties
     38. Plaintiff repeats and realleges each allegation set forth herein.
     39. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their fiduciary duties owed to the shareholders of Cardiac Science because, among other reasons:
          (a) they failed to properly value Cardiac Science;
          (b) they failed to take steps to maximize the value of Cardiac Science to its public shareholders and they took steps that gave OCI an unfair advantage, by, among other things, failing to adequately solicit other potential acquirors or alternative transactions;
          (c) they failed to properly value Cardiac Science and its various assets and operations;
          (d) they failed to provide shareholders with material information necessary to make an informed decision as to whether or not to vote in favor of the Proposed Merger;
          (e) they erected unreasonable barriers to other third-party bidders.
     40. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme and in breach of their fiduciary duties of loyalty, good faith and due care to plaintiff and the other members of the Class, have failed to adequately inform themselves about the true value of the Company and, by agreeing to the Proposed Merger with OCI, will unfairly deprive plaintiff and other members of the Class of the true value of their investment in Cardiac Science.
     41. As a result of the actions of defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Cardiac Science’s assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Cardiac Science common stock.
     42. Unless enjoined by this Court, the individual defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and may consummate the Proposed Merger which will deny the Class its fair, proportionate share of Cardiac Science’s valuable assets and businesses, to the irreparable harm of the Class.
     43. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.
SECOND CAUSE OF ACTION
Claim for Aiding and Abetting the
Individual Defendants’ Breaches of Fiduciary Duty
     44. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.
     45. OCI and Jolt have knowingly aided and abetted the individual defendants’ wrongdoing alleged herein. OCI and Jolt are also active and necessary participants in the individual defendants’ pursuit of the Proposed Merger on terms that are unfair to Cardiac

Science shareholders, as OCI seeks to pay as little as possible to Cardiac Science shareholders.
     46. Plaintiff has no adequate remedy at law.
PRAYER FOR RELIEF
     WHEREFORE, plaintiff demands relief in favor of the Class and against defendants as follows:
     A. Declaring that this action is properly maintainable as a Class action and certifying plaintiff as a representative of the Class;
     B. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Merger or any like transaction, unless and until defendants take all appropriate steps to maximize shareholder value;
     C. Enjoining defendants from consummating the Merger Agreement and Proposed Merger unless and until they provide to Cardiac Science shareholders all material information in connection with the proposed transaction;
     D. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     E. Granting such other and further relief as this Court may deem just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

/s/ Joseph A. Rosenthal Joseph A. Rosenthal (Del. Bar No. 234) 919 N. Market Street, Suite 1401 P.O. Box 1070 Wilmington, DE 19899 (302) 656-4433

Attorneys for Plaintiff
OF COUNSEL:
BULL & LIFSHITZ, LLP
18 East 41st Street
New York, NY 10017
Tel: (212) 213-6222
Fax: (212) 213-9405